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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D


Under the Securities Exchange Act of 1934
(Amendment No. 4)


USG CORPORATION
(Name of Issuer)


Common Stock, par value $.10 per share
(Title of Class of Securities)


0009032931
(CUSIP Number)


James B. McHugh, Esq.
The Goldman Sachs Group, L.P.
85 Broad Street
New York, NY  10004
(212) 902-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


March 16, 1994
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement. [ ]
(A fee is not required, only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1
Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

Water Street Corporate Recovery Fund I, L.P.





2
Check the Appropriate Box if a Member of a Group*

	(a) [ ]
	(b) [ ]





3
SEC Use Only





4
Source of Funds

00-WC





5
Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(E)	[ ]





6
Citizenship or Place of Organization

Delaware



Number of
Shares
Beneficially
Owned By
Each
Reporting
Person
With


7

Sole Voting Power
10,509,301 shares of Common Stock



8

Shared Voting Power
- - 0 -


9

Sole Dispositive Power
10,509,301 shares of Common Stock



10

Shared Dispositive Power
- - 0 -

11
Aggregate Amount Beneficially Owned by Each Reporting Person

10,509,301 shares of Common Stock


12
Check Box if the Aggregate Amount in Row (11)
Excludes Certain Shares* [ ]



13
Percent of Class Represented by Amount in Row (11)

23.7%


14
Type of Reporting Person*

  PN

1
Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

Goldman, Sachs & Co.




2
Check the Appropriate Box if a Member of a Group*

	(a) [ ]
	(b) [ ]





3
SEC Use Only





4
Source of Funds

00-WC





5
Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(E)	[ ]





6
Citizenship or Place of Organization

New York


Number of
Shares
Beneficially
Owned By
Each
Reporting
Person
With


7


Sole Voting Power
10,605,840 shares of Common Stock




8


Shared Voting Power
- - 0 -



9


Sole Dispositive Power
10,605,840 shares of Common Stock




10


Shared Dispositive Power
- - 0 -

11
Aggregate Amount Beneficially Owned by Each Reporting Person

10,605,840  shares of Common Stock


12
Check Box if the Aggregate Amount in Row (11)
Excludes Certain Shares* [ ]



13
Percent of Class Represented by Amount in Row (11)

24.0%


14
Type of Reporting Person*

HC-BD-PN

1
Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

The Goldman Sachs Group, L.P.





2
Check the Appropriate Box if a Member of a Group*

	(a) [ ]
	(b) [ ]





3
SEC Use Only





4
Source of Funds

00





5
Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(E) [ ]





6
Citizenship or Place of Organization

Delaware


Number of
Shares
Beneficially
Owned By
Each
Reporting
Person
With

7

Sole Voting Power
10,605,840 shares of Common Stock




8

Shared Voting Power
- - 0 -



9

Sole Dispositive Power
10,605,840 shares of Common Stock




10

Shared Dispositive Power
- - 0 -

11
Aggregate Amount Beneficially Owned by Each Reporting Person

10,605,840 shares of Common Stock


12
Check Box if the Aggregate Amount in Row (11)
Excludes Certain Shares* [ ]



13
Percent of Class Represented by Amount in Row (11)

24.0%


14
Type of Reporting Person*

HC-PN

	This statement constitutes Amendment No. 4 ("Amendment No. 4") to the Statement on Schedule 13D, dated May 17, 1993, as amended by Amendment No. 1, dated January 10, 1994, Amendment No. 2, dated February 22, 1994, and Amendment No. 3, dated March 14, 1994 (collectively, the "Schedule 13D"), filed by Water Street Corporate Recovery Fund I, L.P. ("Water Street"), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, L.P.
("GS Group" and together with Water Street and Goldman Sachs, the "Reporting Persons") in respect of the beneficial ownership by the Reporting Persons of shares of the common stock, par value $.10 per share (the "Common Stock"), of USG Corporation, a Delaware corporation (the "Company"). Capitalized terms used but otherwise not defined herein shall have the meaning ascribed to them in the Schedule 13D.

	Item 4 is hereby amended as follows:

	Item 4.	Purpose of the Transaction.

		On March 16, 1994, the Company consummated an underwritten public offering of Common Stock (the "Offering"). Water Street sold 5,500,000 shares of Common Stock in the Offering. On March 17, 1994 the underwriters in the Offering exercised in full their overallotment options to purchase an additional 900,000 shares of Common Stock from the Company and 975,000 shares of Common Stock from Water Street, in each case, at the public offering price per share of $29.875. The closing of that offering (the "Additional Offering"), which is subject to certain conditions that are customary for an underwritten offering, is scheduled for March 22, 1994.

	Item 5 is hereby amended as follows:

	Item 5.	Interest in Securities of the Issuer.

		On March 16, 1994, the Company consummated an underwritten public offering of Common Stock of 7,000,000 shares of Common Stock by the Company and 5,500,000 shares of Common Stock by Water Street. Water Street received aggregate proceeds of approximately $156 million, net of the underwriting discount (but before payment of Water Street's other expenses), or $28.531 per share. Upon consummation of the Additional Offering, Water Street would receive aggregate proceeds of approximately $27 million, or $28.531 per share, net of the underwriting discount (but before payment of Water Street's other expenses).

	Water Street beneficially owns 10,393,231 shares of Common
Stock and Warrants to purchase 116,070 shares of Common Stock, and Goldman Sachs and GS Group beneficially own 10,489,770 shares of Common Stock and Warrants to purchase 116,070 shares of Common Stock. Based on the foregoing, Water Street, Goldman Sachs and GS Group beneficially own (without giving effect to the Warrants owned by Water Street) 24% of the outstanding shares of Common Stock after the Offering. Assuming that Water Street exercises all of its Warrants, but that no other Warrants are exercised, Water Street, Goldman Sachs and GS Group would beneficially own 24% of the outstanding shares of Common Stock after the Offering.

	Upon consummation of the Additional Offering, Water Street would beneficially own 9,418,231 shares of Common Stock upon consummation of the Additional Offering and Warrants to purchase 116,070 shares of Common Stock, and Goldman Sachs and GS Group would beneficially own 9,514,770 shares of Common Stock and Warrants to purchase 116,070 shares of Common Stock. Based on the foregoing, Water Street, Goldman Sachs and GS Group would beneficially own (without giving effect to the Warrants owned by Water Street) 21% of the outstanding shares of Common Stock after the Additional Offering. Assuming that Water Street exercises all of its Warrants, but that no other Warrants are exercised, Water Street, Goldman Sachs and GS Group would beneficially own 21% of the outstanding shares of Common Stock after consummation of the Additional Offering.

SIGNATURE


	Each of the undersigned certifies, after reasonable inquiry and to the best of its knowledge and belief, that the information set forth in this statement is true, complete and correct.


				WATER STREET CORPORATE
RECOVERY FUND I, L.P.

					By:	GOLDMAN, SACHS & CO.
						General Partner

						By:  /s/ Richard A. Friedman
						Name: Richard A. Friedman
						Title:  General Partner



					GOLDMAN, SACHS & CO.

						By:  /s/ Richard A. Friedman
						Name: Richard A. Friedman
						Title:  General Partner


					THE GOLDMAN SACHS GROUP, L.P.

						By:  /s/ Richard A. Friedman
						Name:  Richard A. Friedman
						Title:  General Partner


Dated:  March 17, 1994

*   SEE INSTRUCTIONS BEFORE FILLING OUT!